February 22, 2023TSX: SAM

STARCORE ANNOUNCES

3rd Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or “the Company”) announces production results for the second 2023 fiscal quarter ended January 31, 2023, at its San Martin Mine (“San Martin”) in Queretaro, Mexico.

The gold and silver grades have dropped in the last two quarters and we have taken measures to conserve resources and reduce costs. One such measure was to halt drilling exploration carried out by contractors while we complete the new geological model of the mine using past data accumulated. This process includes the participation of two external geologists with extensive experience worldwide in structural geology and modeling of geological orebodies, along with our own geology team.  We expect the new geological model to be ready by the end of February which will define the exploration targets that we will use to continue underground exploration.

Overall, we have applied cost reductions in all areas of mine and administration, including management, to compensate for lower production. “In expectation of the decrease in production, we are reducing costs temporarily to return to our strategy of producing profitable ounces day by day," stated Salvador Garcia, Chief Operating Officer of the Company.

9 Month YTDSan Martin Production Q3 2023Q2 2023Q/Q Change 2023 2022 Y/Y Change Ore Milled (Tonnes)58,56257,165 2%170,990169,060 1%Gold Equivalent Ounces2,1822,452 -11%7,5598,265 -9%Gold Grade (Grams/Ton)1.291.46 -12%1.481.55 -5%Silver Grade (Grams/Ton)8.8512.83 -31%14.2021.62 -34%Gold Recovery (%)85.2487.14 -2%87.4388.08 -1%Silver Recovery (%)48.9547.86 2%48.7151.01 -5%Gold: Silver Ratio80.1388.46 85.37 73.78

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL

MINES LTD.

(sgd.)“Robert Eadie”

Robert Eadie, Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE

Telephone: (604) 602-4935 x 205
Email:  readie@starcore.com

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for the adequacy or accuracy of this press release.